787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 27, 2020

VIA EDGAR

John Grzeskiewicz

Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock MuniAssets Fund, Inc.

(Securities Act File No. 333-236891, Investment Company Act File No. 811-07642)

Response to Staff Comments

Dear Mr. Grzeskiewicz and Ms. Rotter:

On behalf of BlackRock MuniAssets Fund, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Ms. Christine Sun via telephone on April 2, 2020 and via email on April 21, 2020 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on March 4, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Disclosure Staff Comments

Comment No. 1:	Prospectus – Use of Proceeds. In light of current market conditions, please confirm that the Fund still anticipates being able to invest all net proceeds in accordance with the Fund’s investment objective and policies within approximately three months from the date on which the proceeds of an offering are received by the Fund.

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

May 27, 2020

Response:	The Fund confirms that it still anticipates being able to invest all net proceeds in accordance with the Fund’s investment objective and policies within the time period described above and disclosed in the Registration Statement.

Comment No. 2:	Prospectus – Risks. Please add risk disclosure regarding the coronavirus pandemic and ensuing market volatility, particularly with respect to municipal bond markets.

Response:	The requested change will be made in the Amendment.

Comment No. 3:	Prospectus – Summary of Fund Expenses. Please furnish the Staff with a completed fee table at least one full week before the registration statement becomes effective.

Response:	As noted below, the completed fee table was provided to the Staff via email on April 23, 2020.

Comment No. 4:	Prospectus – Summary of Fund Expenses. Please confirm whether the waivers made by BlackRock Advisors, LLC disclosed in footnote 5 to the fee table are subject to recoupment from the Fund. If so, please explain the terms and conditions of the recoupment in the applicable footnote.

Response:	The Fund submits that there is no recoupment arrangement in place.

Comment No. 5:	Statement of Additional Information – Investment Objective and Policies – Investment Restrictions. Please disclose the Fund’s fundamental investment restrictions with respect to senior securities or borrowings.

Response:	The Fund’s fundamental investment restrictions with respect to senior securities and borrowings will be added in the Amendment.

Accounting Staff Comments

Comment No. 6:	Please provide the completed fee table, hypothetical expense example and capitalization tables prior to seeking effectiveness of the Registration Statement.

Response:	The requested information was provided to the Staff via email on April 23, 2020.

Comment No. 7:	Please provide the consent of the independent registered public accounting firm for the Fund prior to seeking effectiveness of the Registration Statement.

May 27, 2020

Response:	The consent of the independent registered public accounting firm will be filed as an exhibit to the Amendment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP